EXHIBIT 16.1
August 9, 2016
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for Echelon Corporation and, under the date of March 30, 2016, we reported on the consolidated financial statements of Echelon Corporation as of and for the years ended December 31, 2015 and 2014. On August 9, 2016, we were dismissed. We have read Echelon Corporation’s statements included under Item 4.01 of its Form 8-K dated August 9, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Echelon Corporation’s statements that the change was approved by the Audit Committee of the Board of Directors and that Armanino LLP was not consulted regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Echelon Corporation’s consolidated financial statements.

Very truly yours,
/s/ KPMG LLP
KPMG LLP